Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

J.P. Morgan Annual Healthcare Conference January 2015

Forward-Looking Statements
This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-
looking statements include, but are not limited to, statements regarding the proposed business combination transaction between Kindred Healthcare, Inc. (“Kindred” or the “Company”) and Gentiva Health Services, Inc.
(“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this presentation concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of
Kindred based upon currently available information.
Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange
Commission (the “SEC”).
Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Kindred’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-
specific conditions.
In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.
Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.
Kindred has provided information in this presentation to compute certain non-GAAP measurements for specified periods. A reconciliation of the non-GAAP measurements to the GAAP measurements is included in this presentation and on Kindred’s website at www.kindredhealthcare.com under the heading “investors.”
Additional Information
This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred has filed with the SEC a registration statement on Form S-4 (File No. 333-200454), including Amendment No. 1 thereto, that contains a definitive proxy statement of Gentiva that also constitutes a prospectus of Kindred. The registration statement was declared effective by the SEC on December 18, 2014, and Kindred and Gentiva
commenced mailing the definitive proxy statement/prospectus to Gentiva stockholders on December 22, 2014. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC,
INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders are able to obtain copies of the definitive proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website,
http://www.sec.gov.
Those documents, as well as Kindred’s other
public filings with the SEC, may be obtained without charge at Kindred’s website at
www.kindredhealthcare.com.
Participants in Solicitation
Kindred, Gentiva and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger.
Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the definitive proxy statement/prospectus regarding the proposed merger using the contact information above.

Kindred Healthcare Delivering on Quality, Value and Innovation In Patient Care 3

Kindred Healthcare is one of the Leading
Providers of Rehabilitation Services and
Post-Acute Care in the United States

Our Mission
Kindred’s mission is to promote
healing, provide hope, preserve
dignity and produce value for each
patient, resident, family member,
customer, employee and
shareholder we serve.
Our Management
Philosophy
Kindred’s management philosophy is
to focus on our people, on quality and
customer service and our business
results will follow.
105,200
1,100,000
2,880
47
Kindred will be
Dedicated teammates
taking care of over
Patients and residents in
locations in
States
Information above includes Kindred, Gentiva and Centerre Healthcare Corporation (“Centerre”).

Kindred with Gentiva and Centerre Creates Multiple Platforms for Growth
$2.5 billion Revenues (3)
• 97 Transitional Care
Hospitals (4)
• 7,145 licensed beds (4)
• 5 Inpatient Rehabilitation
Hospitals with 215 licensed
beds (4)
$2.3 billion Combined
Revenues (5)
• 694 sites of service in
41 states (4)
• 154 in Kindred’s
Integrated Care Markets (4)
• 38,900 caregivers
serving 127,300
patients on a daily basis (4)
$1.5 billion Revenues (6)
• 2,275 sites of service served
through 20,338 therapists (4)
• Including 113 hospital-based
acute rehabilitation units (4)
• Includes Centerre’s 11 operating
locations, ~$200  million of
revenue and 1,600 employees
$1.1 billion Revenues (3)
• 48 Transitional Care Centers
(Sub-Acute
facilities licensed as SNFs) (4)
• 12 Hospital-Based Sub-Acute
Units (4)
• 13 Nursing and Rehabilitation
Centers
(with Transitional Care Units) (4)
• 38 Skilled Nursing Centers
(Traditional SNFs) (4)
*
*Combined with Gentiva (4)
#1 Operator of Transitional
Care Hospitals (1)
#1 Operator of
Home Health and Hospice (1)
#1 Operator of
Rehabilitation Services (1)
#8 Operator of Sub-Acute &
Skilled Nursing Facilities (2)

(1) Ranking based on revenues.
(2)
Ranking from Provider
magazine June 20, 2014 issue.
(3) Revenues for the twelve months ended September 30, 2014 (divisional revenues before intercompany eliminations).
(4) As of September 30, 2014. Gentiva caregivers approximate 34,000 as of December 31, 2014.
(5) Includes Kindred at Home and Gentiva revenues for the twelve months ended September 30, 2014.
(6) Kindred revenues for RehabCare for the twelve months ended September 30,2014 plus Centerre’s 2014estimated revenue.

Kindred’s National Presence
and Integrated Care Market Penetration
• Kindred’s 23 current and targeted
Integrated Care Markets are
among the top 30 MSAs in the
United States
• Significant patient opportunity for
improved care transitions and
choice – provides revenue
synergies from referrals across
the combined care delivery
platform
Source: Kindred and Gentiva filings and investor presentations.
Note : As of September 30, 2014.

Transitional Care Hospitals (97)
Inpatient Rehabilitation Hospitals (16)
Nursing and Rehabilitation Centers (99)
Kindred at Home Locations (152)
Hospital-Based Inpatient Rehabilitation Units (102)
RehabCare External Customers (1,899)
National and Regional Support Centers
Gentiva Locations (493)
Integrated Care Markets (23)
National presence across 47 states

… and More Quickly…
(Reducing Average
Length-of-Stay)
(2)
Sending More
Patients Home…
(1)
Kindred Healthcare
Delivering on Quality, Value and Innovation
in Patient Care Delivery
… Reducing
Rehospitalizations
(2)
• 56% of our Nursing Center
patients go home
after 32
days
• 70% of our Hospital patients
go home or to a Lower Level
of Care after 27 days
Reduced the total average length
of stay
• by 10.3% in our Hospitals
•
by 11% in our Nursing Centers
Kindred Hospitals reduced
rehospitalization rates by
14%
Kindred Nursing Centers have
reduced rehospitalization rates
by 15%
(1) Kindred 2013 Results.
(2) Kindred Same-store Comparison 2009 to 2013.

Market-leading care outcomes position us well for future reimbursement characterized by bundled payments, pay-for-performance, gain sharing, at-risk contracts and capitated population health arrangements.
Outperforming National Quality Benchmarks
Kindred Hospitals, Nursing Centers, and Home Health and Hospice continue to improve on quality indicators and beat industry benchmarks

CONTINUE
THE CARE
Tremendous Opportunities Exist to Better Manage
Patient Care for Patients Discharged From Acute Care Hospitals
Intensity of Service Lower Higher
Medicare Patients’ Use of Post-Acute Services Throughout an “Episode of Care”
Patients’ first site of
discharge after acute care
hospital stay
Patients’ use of site
during a 90 day
episode
SHORT-TERM
ACUTE CARE
HOSPITALS
LONG-TERM
ACUTE CARE
HOSPITALS
INPATIENT
REHAB
SKILLED
NURSING
FACILITIES
OUTPATIENT
REHAB
HOME
HEALTH
CARE
37% 2% 10%
11%
41%
52%
9%
21% 2% 61%

There are 47.6
(1)
million Medicare beneficiaries and 9,100 are added to the program each day.
More than 35%
(2)
of these patients need post-acute care following a discharge from an acute care hospital.
(1) Source: RTI, 2009: Examining Post-Acute Care Relationships in an Integrated Hospital System.
(2) Source: Kaiser Family Foundation, 2011 statehealthfacts.org and AARP 2011 projections.

Demand for Post-Acute Care Services Strong
Increasing Demand for Integrated and
Coordinated Post-Acute Care Services
Expanding Role for Home-Based Services
Care Management Across a Post-Acute
Episode of Care is Highly Valued to Support
Emerging Payment Models
Fee for
Service
(FFS)
Managed
Care
FFS
Hospitals
Health Systems
Other PAC providers

Current
Approximate
Payor Mix
Potential
Future Payor
Mix
Managed
Care
Payment Policy and Market Trends that are
Influencing Kindred’s Strategy
Kindred is poised to benefit from these trends
because of our unique combination of care
management capabilities and diversified PAC
sites of service on the ground
ACOs, bundle
holders

Kindred’s Continue The Care Strategy is at the
Forefront of Healthcare Delivery System Reform

Helping to shape the
evolution of the
American Healthcare
Delivery System
by improving patient
outcomes, smoothing
care transitions,
lowering costs and
transitioning patients
home at the highest
level of wellness

11 A Transformed Kindred

Leadership Among Premium Healthcare Service Providers
2014 Wall Street
Consensus Revenue
(5)
($ in billions)
Post-Acute Providers Alternate Site Providers
(7)
$7.3
$5.5
$3.8
$3.1
$2.4
$6.4
$12.7
$4.4
OCR IPCM DVA EVHC AMSG SCAI
The Acquisitions of Gentiva and Centerre
Further Strengthens Kindred’s Ability To Serve
Patients Across the Full Continuum of Care
($ in millions)
Kindred
(2)
Gentiva
(2)
Centerre Combined
States (1) 47 40 8 47
Locations (1) 2,376 493 11 2,880
Employees (1) 62,600 41,000 1,600 105,200
Revenue $5.1 billion $2.0 billion $199 million (3) $7.3 billion
EBITDAR $697 million $232 million $48 million (3) $1,047 million (4)
$1.2
$2.8
$1.6
(1) As of September 30, 2014. Gentiva employee count is approximately 41,000 as of December 31, 2014.
(2) Per Kindred 2014 guidance as provided on November 5, 2014 and 2014 current average analyst consensus estimates for Gentiva.
(3) Estimated 2014 revenue and earnings before interest, taxes, depreciation, amortization and rent (or “EBITDAR”), prior to deducting $14 million of minority interest expense owned by Centerre’s hospital partners, see Appendix.
(4) Combined EBITDAR includes full run rate of cost synergies of $70 million expected to be achieved in two years post closing.
(5) FactSet consensus estimates as of November 13, 2014.
(6) Combined 2014 revenues of Kindred (based on November 5, 2014 guidance), Gentiva (based on analyst consensus) and Centerre (based on internal estimates).
(7) Twelve months ended as of June 30, 2014 and pro forma for Skilled Healthcare merger.
(6)

Nursing
47%
Hospital
42%
Rehab
11%
Kindred
at Home
31%
Rehab
20%
(1) Kindred revenues and earnings before interest, taxes, depreciation and amortization (or “EBITDA”) as reported in the respective 2010 and 2012 Form 10-K. See Appendix.
(2) Represents adjusted EBITDA margin as reconciled in the Appendix.
(3) Includes combined results for the twelve months ended September 30, 2014 for Centerre, Gentiva and Kindred, see Appendix. Combined EBITDA run rate of cost synergies of $70 million expected to be achieved two years post closing.
(4) Revenues before intercompany eliminations.
Kindred has Significantly Diversified its Service
Offerings and Transformed its Business Mix
Yesterday Today
2010
(1)
Kindred at Home 0%
Nursing
21%
Hospital
48%
Rehab
25%
LTM 9/30/2014
Kindred at Home 6%
Combined Kindred
(3)

Tomorrow
Community
Care 3%
Home
Health
18%
Hospice
10%
Hospital
34%
Nursing
15%
SRS
14%
HRS
6%
$7.2
8.6%
Combined 2014 (2)(3)
$4.4
5.0%
0.0%
1.0%
2.0%
3.0%
4.0%
5.0%
6.0%
7.0%
8.0%
9.0%
$0.0
$1.0
$2.0
$3.0
$4.0
$5.0
$6.0
$7.0
2010 (1)
$6.2
5.1%
0.0%
1.0%
2.0%
3.0%
4.0%
5.0%
6.0%
7.0%
8.0%
9.0%
$0.0
$1.0
$2.0
$3.0
$4.0
$5.0
$6.0
$7.0
2012 (1)
$5.0
7.1%
$0.0
$1.0
$2.0
$3.0
$4.0
$5.0
$6.0
$7.0
LTM 9/30/2014 (2)
EBITDA Margin
Revenue

14 Legislative and Financial Overview

Reimbursement Outlook
Overview and Context
This year, like every year, Congress is considering
changes to Medicare to help pay for the cost of avoiding
steep cuts to physician payments (SGR/“Doc Fix”).
There are several key considerations this year.
Key Considerations
• Only half of Kindred’s revenue is directly affected by SGR outcome
• Policymakers recognize that post-acute providers have
contributed to Medicare deficit reduction disproportionately to Medicare spending for post-acute care and did not
benefit from Affordable Care Act expanded coverage
• Policymakers prefer “reform-oriented” changes to reduce
spending versus cuts
Readmission penalties for all post-acute care
providers
Rate equalization/site neutrality
Medicare
49.7%
($3.6b)
Commercial
37.8%
($2.7b)
Medicare Advantage,
Managed Care and
Managed
Medicaid
Medicaid
12.5%
($0.9b)
Revenue by Payor Mix
(1)
Approximately half of Kindred’s
total revenue is Medicare
(1) Revenues before intercompany eliminations for both Kindred and Gentiva for the twelve months ended September 20, 2014.

Overview of Key Payment Provisions
in LTAC Criteria Legislation
• Definition of Patients Eligible for LTAC Rate
– Patients are eligible for payment under the current LTAC PPS if they meet either one of two criteria:  patients admitted from an acute care hospital with 3 or more days in an acute care hospital Intensive Care Unit (ICU);
or patients receiving “prolonged mechanical ventilation” (greater than 96 hours) in the LTAC hospital
– Many new patients today who do not use LTAC services will qualify under the new criteria.  These patients are high acuity, have extended stays in acute care hospitals and are at high risk for re-hospitalization.
• Definition of Patients Eligible for “Site Neutral” Rate
– Other medically complex patients may still be admitted to LTACs and receive a “site neutral” rate that is either at
LTAC cost or at a per diem rate “comparable” to payments made to acute care hospitals under the IPPS payment system (and capped at the IPPS rate)
– The length of stay for these patients and Medicare Advantage patients will not count towards the 25-day LOS requirement
• Effective Date and Phase-In
– Effective date: Two-year Phase-in of criteria begins after October 1, 2015, linked to each LTAC’s cost-reporting period
– All Kindred LTACs have cost-reporting periods that begin September 1 of each year; phase-in of new criteria would not begin for Kindred LTACs until September 1, 2016, and will not be fully effective until September 2018
– During phase-in, cases receiving “site neutral” rate get paid 50% based on current LTAC rate and 50% based on the “site neutral” rate

The new criteria would not become fully effective until September 1, 2018 for Kindred LTACS

2014 2015 2016 2017 2018
Oct. 1 July 1 Oct. 1 July 1 Oct. 1 July 1 Oct. 1 July 1 Oct. 1 July 1
1.  Patient Criteria Effective
Date (depending on cost
report date)
2. Patient Criteria effective
date for Kindred LTACs –
Phase-in begins
3. Site Neutral IPPS
Equivalent Rate:
• 50/50 Blend
• Full Site Neutral Rate
4. 25-Day Length of Stay
does not count for site
neutral and Medicare
Advantage cases
5. 25% Rule Relief for LTACs
certified as of 10/1/2004
6. Moratorium
7. “50%” Compliance Test
2020
LTAC Legislation Effective Dates,
Phase-in and Timeline for Kindred Hospitals
January 1, 2014
April 1, 2015
September 1, 2016
September 1, 2016
September 1, 2018

October 1, 2015
September 1, 2016

Kindred Has Delivered Attractive
Financial Performances

EBITDAR Margin:
12.7%
14.0%
13.6%
13.7%
Share Price & Dividends
Despite sequential years of significant
reimbursement cuts and a wholesale
restructuring of the Company’s business
and capital structure, the Company has
delivered on its promise to its patients,
customers, teammates and shareholders!
Revenue
($ billions)
EBITDAR
($ millions)
14.4%
(1)(2) (3)
(3) (4)
(4)
$529
$679
$658
$697
$1,047
2011 2012 2013 2014 2014
Combined
12/31/2011 12/31/2012 12/31/2013 12/31/2014
$4.2
$4.8
$7.3
2011 2012 2013 2014 2014
Combined
$4.9
$5.1
(1) Before certain disclosed items as reconciled in the Appendix.
(2) Reimbursement cuts totaled $70 million.
(3) Reflects midpoint of Company’s November 5, 2014 earnings guidance.
(4) Assumes Centerre and Gentiva acquired on January 1, 2014 and combined with Kindred. Amount for Gentiva is based upon current analyst consensus estimates. Centerre amounts are 2014 estimates, as reconciled in Appendix. In addition, combined EBITDAR includes full run rate cost synergies of $70 million expected to be achieved two years post closing.
(1) (1)

(1) Kindred growth calculations based upon 2014 earnings guidance provided on November 5, 2014 compared to the current average analyst consensus estimate for 2015.
(2) Combined growth calculation represents Kindred, Gentiva and Centerre. For Gentiva, 2014 and 2015 revenues are derived from current average analyst consensus estimates, including $60 million of annual run rate revenue synergies. Centerre amounts based upon internal projections.
(3) Represents adjusted EBITDA as reconciled in the Appendix.
(4) Based upon mid point of 2014 guidance for Kindred as of November 5, 2014.
(5) Combined to include Kindred, Gentiva and Centerre. Kindred EBITDA is mid point of 2014 earnings guidance as of November 5, 2014, Gentiva is based upon current average analyst consensus estimates and includes EBITDA impact of full run rate of cost synergies of $70 million expected to be achieved two years post closing, and Centerre is based upon internal projections. See the Appendix.
Kindred has Successfully Shifted its Business to
Faster Growing Businesses, Improving Margins,
Profitability and Operating Cash Flows
Improves Margin and Profitability Enhances Growth Profile
2014 – 2015 Revenue Growth

EBITDA Margin
(5)
2.9%
4.4%
0.0%
2.0%
4.0%
6.0%
Kindred (1) Combined (2)
6.1%
7.4%
9.1%
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
Kindred 2011 Kindred 2014
Combined
2014
(3) (4)

Deleveraging Profile

Long-Term
Goal
Estimated
At Closing
(4)
Goal Two Years
Post Closing
(5)
<5.0x
Mid-4x
Range
~5.5x
Declining Rent Burden as a % of 2014 Revenue
Adjusted Debt to EBITDAR
(3)
(1) Based upon midpoint of guidance for Kindred as of November 5, 2014, see Appendix.
(2) Based upon Kindred, Gentiva and Centerre combined revenues and rent expense based upon guidance and assuming Centerre and Gentiva were acquired January 1, 2014.
(3) Estimated Adjusted Debt to EBITDAR is computed by dividing a numerator comprised of combined long-term debt at closing plus estimated combined annual rent expense multiplied by six, less unrestricted cash, by a denominator comprised of full-year estimated EBITDAR.  Our ability to achieve our goals is subject to uncertainties; see Forward-Looking Statements on slide 2 of this presentation.
(4) Assumes half of full run-rate of expected cost synergies, or $35 million.
(5) Assumes full run-rate of cost synergies, or $70 million, expected to be achieved two years post closing.
Pro forma adjusted net leverage expected to
be in the mid-5x range at Gentiva closing
with a goal of delevering to below 5.0x two
years post closing

Investment Rationale
Kindred Is Poised to Help Shape the Future of Care
for the Aging Population in America
•
Kindred Is Uniquely Positioned To Succeed in a Fee-For-
Service World While Preparing for A Fee-For-Value World
•
Continue The Care Competitive Advantage
–
Kindred is the only post-acute provider today with the full continuum in place to successfully manage an entire episode of care and achieve the CMS triple aim
•
Transformational Growth
•
Strong Growth and Margin Profile
•
Substantial Operating Cash Flows and Deleveraging Profile
•
Experienced Management Team

Q & A 22

J.P. Morgan Annual Healthcare Conference January 2015

Appendix 24

Explanation of Non-GAAP Measures
In addition to the results provided in accordance with generally accepted accounting principles (“GAAP”), Kindred Healthcare, Inc. (“Kindred”
or the "Company") has provided information in this presentation to compute certain non-GAAP measurements for the three and twelve months ended September 30 2014, and the for the twelve months ended December 31, 2013, 2012 and 2011. A reconciliation of the non-
GAAP measurements to the GAAP measurements is included in this presentation.
This presentation also includes financial measures referred to as operating income, or earnings before interest, income taxes, depreciation, amortization and rent (“EBITDAR”), and earnings before interest, income taxes, depreciation and amortization ("EBITDA"). The Company's management uses EBITDAR or EBITDA as meaningful measures of operational performance in addition to other measures. The Company uses
EBITDAR or EBITDA to assess the relative performance of its operating divisions as well as the employees that operate these businesses. In addition, the Company believes these measurements are important because securities analysts and investors use these measurements to compare the Company's performance to other companies in the healthcare industry. The Company believes that income (loss) from continuing operations is the most comparable GAAP measure. Readers of the Company's financial information should consider income (loss)
from continuing operations as an important measure of the Company's financial performance because it provides the most complete measure of its performance. EBITDAR or EBITDA should be considered in addition to, not as a substitute for, or superior to, financial measures based upon GAAP as an indicator of operating performance. A reconciliation of Adjusted EBITDAR or Adjusted EBITDA to income (loss) from continuing operations is included in this presentation and exclude the effects of certain charges listed herein.
We believe that the presentation of these measurements included in this presentation provides useful information to investors with which to analyze Kindred’s and Gentiva’s operating trends and performance. Further, we believe these measurements facilitate company-to-company operating performance comparisons by backing out potential differences caused by variations in capital structures, taxation and the age and depreciation of property and equipment, which may vary for different companies for reasons unrelated to operating performance. In addition, we believe that these measurements are frequently used by securities analysts, investors and other interested parties in their evaluation of companies.

Reconciliation of Kindred Earnings Guidance
(a)
Continuing Operations
($ in millions, except per share amounts)

As of November 5, 2014
Low High
Revenues 5,100 $    5,100 $
Operating income (EBITDAR) 692 $       702 $
Rent 322           322
EBITDA 370           380
Depreciation and amortization 157           157
Interest, net 92             92
Income from continuing operations before income taxes 121           131
Provision for income taxes 44             48
Income from continuing operations 77             83
Earnings attributable to noncontrolling interests (18)            (18)
Income from continuing operations attributable to the Company 59             65
Allocation to participating unvested restricted stockholders (2)              (2)
Available to common stockholders 57 $          63 $
Earnings per diluted share 0.98 $      1.08 $
Shares used in computing earnings per diluted share 58.3         58.3
(a)
The earnings guidance excludes the effect of reimbursement changes, debt refinancing costs, severance, retirement, retention and restructuring costs, customer bankruptcy costs, litigation costs, transaction costs, any further acquisitions or divestitures, any impairment charges, any further issuances of common stock, debt or mandatory convertible equity securities in conjunction with the Gentiva transaction and any repurchases of common stock.

Reconciliation of Kindred Non-GAAP Measures
($ in thousands)
2014 Quarters Nine months ended Twelve months ended
First Second Third Fourth First Second Third Sept. 30, 2014 Sept. 30, 2014
Revenues:
Hospital division $657,814 $606,604 $594,154 $606,988 $646,458 $632,156 $609,452 $1,888,066 $2,495,054
Nursing center division 270,205           264,847           265,696           270,080           277,902                280,255                279,561                837,718                         1,107,798
Rehabilitation division:
Skilled nursing rehabilitation services 258,750           249,647           245,330           243,280           254,255                253,989                247,042                755,286                         998,566
Hospital rehabilitation services 74,523              69,777              68,296              74,017              73,964                    75,324                    74,808                    224,096                         298,113
Care management division 51,621              53,039              53,801              66,466              87,704                    87,986                    86,186                    261,876                         328,342
Eliminations (53,479)             (52,884)             (51,832)             (51,155)             (53,541)                 (53,746)                 (53,736)                 (161,023)                       (212,178)
Totals $1,259,434 $1,191,030 $1,175,445 $1,209,676 $1,286,742 $1,275,964 $1,243,313 $3,806,019 $5,015,695
Income (loss) from continuing operations:
Operating income (loss):
Hospital division $147,493 $129,366 $112,483 $126,788 $145,395 $132,878 $121,744 $400,017 $526,805
Nursing center division 29,145              36,018              31,505              35,585              38,471                    36,880                    36,179                    111,530                         147,115
Rehabilitation division:
Skilled nursing rehabilitation services 13,239              21,623              (7,209)                14,260              18,328                    19,982                    17,552                    55,862                            70,122
Hospital rehabilitation services 18,132              19,573              18,215              18,005              19,820                    20,084                    18,273                    58,177                            76,182
Care management division 2,786                 3,961                 1,085                 2,131                 4,697                       7,065                       6,789                       18,551                            20,682
Corporate:
Overhead (45,585)             (43,196)             (39,157)             (48,557)             (44,050)                 (48,365)                 (45,173)                 (137,588)                       (186,145)
Insurance subsidiary (509)                     (384)                     (482)                     (539)                     (406)                          (443)                          (637)                          (1,486)                             (2,025)
(46,094)             (43,580)             (39,639)             (49,096)             (44,456)                 (48,808)                 (45,810)                 (139,074)                       (188,170)
Impairment charges (187)                     (438)                     (441)                     (76,127)             -                                   -                                   -                                   -                                           (76,127)
Transaction costs (944)                     (108)                     (613)                     (447)                     (683)                          (4,496)                     (4,114)                     (9,293)                             (9,740)
Operating income (EBITDAR) 163,570           166,415           115,386           71,099              181,572                163,585                150,613                495,770                         566,869
Rent (76,519)             (77,324)             (76,762)             (80,921)             (81,048)                 (80,209)                 (80,192)                 (241,449)                       (322,370)
EBITDA 87,051              89,091              38,624              (9,822)                100,524                83,376                    70,421                    254,321                         244,499
Depreciation and amortization (41,598)             (38,554)             (36,507)             (37,547)             (39,337)                 (39,442)                 (39,023)                 (117,802)                       (155,349)
Interest, net (28,074)             (27,600)             (24,389)             (23,900)             (25,616)                 (78,081)                 (22,173)                 (125,870)                       (149,770)
Income (loss) from continuing operations
before income taxes 17,379              22,937              (22,272)             (71,269)             35,571                    (34,147)                 9,225                       10,649                            (60,620)
Provision (benefit) for income taxes 6,505                 9,208                 (6,510)                (20,522)             13,585                    (13,082)                 3,079                       3,582                               (16,940)
Income (loss) from continuing operations $10,874 $13,729 ($15,762) ($50,747) $21,986 ($21,065) $6,146 $7,067 ($43,680)
2013 Quarters

Reconciliation of Kindred
Non-GAAP Measures
(continued)
($ in thousands)
2010 2011 2012
Revenues 4,359,697 $     5,521,763 $     6,181,291 $
Operating income (EBITDAR) 574,623              581,364              743,630
Rent (357,372)            (399,257)            (428,979)
EBITDA 217,251              182,107              314,651
Depreciation and amortization (121,552)            (165,594)            (201,068)
Interest, net (5,845)                   (79,888)               (106,842)
Income (loss) from continuing operations
before income taxes 89,854                 (63,375)               6,741
Provision (benefit) for income taxes 33,708                 (7,104)                   39,112
Income (loss) from continuing operations 56,146 $             (56,271) $           (32,371) $
* All amounts are as originally reported on each respective Form 10-K.

Reconciliation of Kindred Non-GAAP Measures
(continued)

(in thousands)
2013 2012
2011 2014 2013
Consolidated operating data:
Revenues:
Hospital division $ 2,465,560 $ 2,543,829 $ 2,227,048 $ 1,888,066 $ 1,858,572 $
2,495,054
Nursing center division 1,070,828 1,071,512 1,085,268 837,718 800,748 1,107,798
Rehabilitation division:
Skilled nursing rehabilitation services        997,007   1,007,335        766,973 755,286 753,727
998,566
Hospital rehabilitation services        286,613      293,580        200,824 224,096 212,596
298,113
Care management division        224,927      143,340           60,736 261,876 158,461 328,342
Eliminations       (209,350)    (203,454)       (180,741)       (161,023)       (158,195)
(212,178)
         Totals $ 4,835,585 $ 4,856,142 $ 4,160,108 $ 3,806,019 $ 3,625,909 $
5,015,695
Income (loss) from continuing operations:
Operating income (loss):
Hospital division $    516,130 $ 555,333 $ 452,978 $ 400,017 $ 389,342 $
526,805
Nursing center division 132,253 136,923 150,028 111,530 96,668
147,115
Rehabilitation division:
Skilled nursing rehabilitation services 41,913 72,293 54,678 55,862 27,653
70,122
Hospital rehabilitation services 73,925 69,745 43,731 58,177 55,920 76,182
Care management division 9,963 13,708 3,103 18,551 7,832
20,682
Corporate:
Overhead       (176,495)    (179,063)       (174,800)       (137,588)       (127,938)
(186,145)
Insurance subsidiary           (1,914)         (2,127)           (2,306)           (1,486)           (1,375) (2,025)
Impairment charges         (77,193)    (108,953)         (73,554)                     -             (1,066)
(76,127)
Transaction costs           (2,112)         (2,231)         (50,706)           (9,293)           (1,665)
(9,740)
Operating income (EBITDAR) 516,470      555,628 403,152        495,770        445,371
566,869
Rent       (311,526)    (303,564)       (276,540)       (241,449)       (230,605)
(322,370)
                   EBITDA        204,944      252,064        126,612        254,321        214,766          244,499
Depreciation and amortization       (154,206)    (160,066)       (126,905)       (117,802)       (116,659)
(155,349)
Interest, net       (103,963)    (106,839)         (79,854)       (125,870)         (80,063)
(149,770)
Income (loss) from continuing operations before income
taxes         (53,225)       (14,841)         (80,147)           10,649           18,044 (60,620)
Provision (benefit) for income taxes         (11,319)        30,642         (13,604)             3,582             9,203
(16,940)
   Income (loss) from continuing operations         (41,906)       (45,483)         (66,543)             7,067             8,841
(43,680)
  (Earnings) loss attributable to noncontrolling interests           (3,890)         (1,382)                    81         (13,729)           (1,424)
(16,195)
Income (loss) from continuing operations
attributable to Kindred $     (45,796) $       (46,865) $     (66,462) $       (6,662) $         7,417 $      (59,875)
Twelve months
ended
September 30,
2014
Year ended December 31,
Nine months ended September 30,

(in thousands)
2013 2012
2011 2014 2013
$ $ $
Depreciation and amortization      154,206    160,066    126,905 117,802 116,659              155,349
Interest, net      103,963    106,839      79,854 125,870 80,063              149,770
Provision (benefit) for income taxes       (11,319)      30,642    (13,604) 3,582 9,203              (16,940)
Kindred EBITDA
204,944 252,064 126,612        254,321 214,766 244,499
Impairment charges 76,082 107,899      73,554                     -                   -                  76,082
Litigation costs 30,850 5,000               -               4,600        23,850                11,600
One-time bonus costs         19,842               -                 -                       -          19,842                          -
Facility closing costs           6,542               -          1,490                     -            6,043                       499
Customer bankruptcy costs                   -                 -                 -               1,857                 -                     1,857
Severance, retirement and other restructuring costs           6,016 8,730      16,769             6,636          2,353                10,299
Lease cancellation charges                   -   1,691 1,819                247                 -                         247
Transaction costs           2,112 2,231 33,937 9,293 1,665 9,740
Kindred Adjusted EBITDA $ 346,388 $ 377,615 $ 254,181 $ 276,954 $ 268,519 354,823
Gentiva Adjusted EBITDA 163,347
$
Estimated cost savings in year one 35,000
$
Kindred EBITDA $ 204,944 $ 252,064 $ 126,612 $ 254,321 $ 214,766 $ 244,499
Rent expense 311,526 303,564 276,540 241,449 230,605 322,370
Kindred EBITDAR $ 516,470 $ 555,628 $ 403,152 $ 495,770 $ 445,371 $ 566,869
Kindred Adjusted EBITDA $ 346,388 $ 377,615 $ 254,181 $ 276,954 $ 268,519 $ 354,823
Rent expense, less lease cancellation charges 311,526 301,873 274,721 241,202 230,605 322,123
Kindred Adjusted EBITDAR $ 657,914 $ 679,488 $ 528,902 $ 518,156 $ 499,124 676,946
Gentiva Adjusted EBITDAR 208,068
$
Estimated cost savings in year one 35,000
$
             (43,680)
Twelve months
ended September 30,
2014
   (66,543) $ 8,841 Income (loss) from continuing operations       (41,906) $    (45,483)
Year ended December 31,
Nine months ended September 30,
$ 7,067
Kindred Acquisition Adjusted EBITDA 518,170
885,014
Kindred Acquisition Adjusted EBITDA - pro forma with cost savings 553,170
Kindred Acquisition Adjusted EBITDAR - pro forma with cost savings 920,014
Kindred Acquisition Adjusted EBITDAR
Reconciliation of Kindred Non-GAAP Measures
(continued)

Gentiva Reconciliation of
Non-GAAP Measures

(in thousands)
2013
2014 2013
Consolidated statement of income data:
Home Health
$
965,848
$
793,467
$
706,141
$
    1,053,174
Hospice 715,190         519,073         534,366
       699,897
Community Care 45,606            171,011         -
       216,617
   Net Revenue
$
1,726,644 $ 1,483,551 $ 1,240,507
$
    1,969,688
Cost of services sold 942,180 811,077 660,998     1,092,259
Gross profit 784,464 672,474 579,509 877,429
Selling, general and administrative expenses        (706,227)        (567,722)        (483,243)      (790,706)
Goodwill and other long-lived asset impairment        (612,380)                       -          (210,672)      (401,708)
Interest income               2,704               1,899              2,066             2,537
Interest expense and other        (113,088)           (75,805)          (68,849)      (120,044)
Income (loss) from continuing operations before income taxes and equity in net
(loss) earnings of CareCentrix Holdings, Inc.        (644,527)            30,846        (181,189)      (432,492)
Income tax (expense) benefit            39,953           (12,499)             (2,827)          30,281
Equity in net (loss) earnings of CareCentrix Holdings, Inc.                       -                  (490)                      -                (490)
Net income (loss) from continuing operations        (604,574)            17,857        (184,016)      (402,701)
Net income attributable to noncontrolling interests                (487)                (170)                (425)              (232)
$
$
Twelve months
ended
September 30,
2014
     (402,933) Net income (loss) from continuing operations attributable to Gentiva shareholders        (605,061)
Year ended
December 31,
Nine months ended September 30,
$        (184,441) $            17,687

Gentiva Reconciliation of
Non-GAAP Measures
(continued)

(in thousands)
2013
2014 2013
$ $
Interest, net        110,384              73,906             66,783               117,507
Depreciation and amortization           24,621              21,207             14,541                 31,287
Gentiva EBITDA       (509,522)           125,959           (99,865)             (283,698)
Impairment charges        612,380                        -             210,672
Cost savings initiatives and other restructuring costs             8,742                4,317                    262
Acquisition, merger and integration costs           18,797                8,466               2,322                 24,941
Impact of closed locations             4,565                3,034                       -                       7,599
Gentiva Adjusted EBITDA $ 134,962 $ 141,776 $ 113,391 $ 163,347
Gentiva EBITDA $       (509,522) $           125,959 $           (99,865) $             (283,698)
Rent expense           43,370              33,467             30,584                 46,253
Gentiva EBITDAR $       (466,152) $           159,426 $           (69,281) $             (237,445)
Gentiva Adjusted EBITDA $        134,962 $           141,776 $           113,391 $               163,347
Rent expense, excluding certain charges           42,351              32,954             30,584                 44,721
Gentiva Adjusted EBITDAR $        177,313 $           174,730 $ 143,975 $               208,068
              401,708
                12,797
$              30,846 $         (181,189)
Nine months ended September 30,
Income (loss) from continuing operations before income taxes
and equity in net (loss) earnings of CareCentrix Holdings, Inc.       (644,527)
Twelve months ended
September 30,
2014
            (432,492)
Year ended
December 31,

Centerre Reconciliation of
Non-GAAP Measures
($ In Thousands)
Twelve months ended
Sept. 30, 2014 Estimated 2014
Revenues $183,438 $198,513
Operating income (EBITDAR) $48,797 $48,337
Rent 18,030                                20,199
EBITDA 30,767                                28,138
Depreciation and amortization 3,177                                  3,060
Interest, net 582                                      500
Income from continuing operations before income taxes 27,008                                24,578
Provision for income taxes 4,848                                  4,300
Income from continuing operations 22,160                                20,278
Earnings attributable to noncontrolling interests (14,937)                              (13,871)
Income from continuing operations attributable to Centerre $7,223 $6,407

J.P. Morgan Annual Healthcare Conference January 2015